Exhibit 99.1

Scinai Immunotherapeutics Announces promising results in an in-vivo proof-of-concept psoriatic human skin model

JERUSALEM, July 15, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (the “Company”), a biotechnology company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced successful in-vivo preclinical study results of its innovative anti IL-17A/F VHH antibody fragment (‘NanoAb’) as a local, first of its kind, intralesional biological treatment for the large and underserved population of patients suffering from mild to moderate plaque psoriasis.

The Market Need

Today, there are about 13 million patients diagnosed with plaque psoriasis in the 7 major markets (US, EU5 and Japan). 50% of all psoriasis patients suffer from mild disease and about 28% suffer from moderate psoriasis1. Patients diagnosed with mild to moderate plaque psoriasis often suffer from considerable and visible lesions which may be uncomfortable, painful, and have a negative impact on their social and mental well-being, especially when the lesions are located on the face, genitals, scalp, palms of hands, and bottom of feet. The therapeutics for mild to moderate plaque psoriasis include mostly corticosteroids, applied topically, and phototherapy. These treatments require very frequent use, have risks for local adverse effects such as skin atrophy and development of tolerance, and suffer from low patient adherence to treatment schedule. The current therapeutics for moderate to severe disease include mostly biologics and JAK inhibitors. While highly efficacious, these treatments are administered systemically, are highly expensive and require chronic use, which carries long term health risks and considerable economic burden to the patients and the health care system. Therefore, treatment of mild to moderate plaque psoriasis is suboptimal and can be improved.

Scinai’s product candidate is designed to address the major shortcomings of currently available treatments. It is a biologic, intended to be delivered locally, intradermally, into the psoriatic lesions using a very short and almost painless needle. Scinai’s product is designed to allow patients with mild to moderate psoriasis to benefit from a low frequency treatment that comes with the high specificity and potency saved for biologics but with significantly reduced risk of local side effects associated with corticosteroids or systemic side effects associated with systemic administration of biologics.

The Study

The study was conducted by the team of Prof. Amos Gilhar, a leading researcher and dermatologist who heads the internationally renowned Skin Research Laboratory at the Technion, Israel Institute of Technology, Haifa. The study aimed to demonstrate that local, intralesional treatment with Scinai’s NanoAb, which targets the two isoforms of the cytokine IL-17 (A and F) implicated in plaque psoriasis, has at least a non-inferior anti-inflammatory effect on the psoriatic lesions compared to corticosteroids and systemic biologics.

[1]	Global Data Plaque Psoriasis: Global Drug Forecast and Market Analysis to 2030, November 2021

For this purpose, human skin was transplanted onto the back of SCID-Beige mice and psoriasis was induced by injection of activated human peripheral blood mononuclear cells (PBMCs) from patients diagnosed with psoriasis. This disease-induced skin model reproduces key features of plaque psoriasis tissue morphology as well as the cytokine profile associated with the inflammatory state of plaque psoriasis lesions. The mice were divided into study groups with each group treated for two weeks. The therapeutic effect was then evaluated for three additional weeks, post the last treatment.

The trial’s study groups included Scinai’s anti-IL-17 NanoAbs, two comparator approved drugs (Betamethasone, a topically applied corticosteroid used for the treatment of patients with mild to moderate psoriasis and Secukinumab, a leading monoclonal anti-IL-17A antibody approved for systemic administration for the treatment of patients with moderate to severe psoriasis), and an unrelated VHH NanoAb used as negative control. The anti-inflammatory effect of Scinai’s NanoAbs was evaluated by measuring cytokine levels secreted by the skin tissues, including their direct target IL-17 A/F cytokines together with other inflammatory markers such as TNFa, Psoriasin, HBD-2, IL-22, CD31, HLA-DR and lymphocytes markers CD4 and CD8. Additionally, the skin’s structure, integrity, and viability were assessed by a histopathological analysis.

The unique ability of Scinai’s NanoAb to neutralize both IL-17A and IL-17F isoforms was confirmed, this time in-vivo, by the histopathology analysis, which demonstrated that Scinai’s NanoAb led to reduced levels of both IL-17 isoforms in the psoriatic skin tissue.

In addition, the statistical analysis of these markers confirmed that the effect of Scinai’s NanoAb on the tested inflammatory markers was similar to that of the two comparator drugs, supporting the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can impact the inflammatory cytokine cascade, and lead to reduction in psoriatic lesion severity and improvement of the skin’s integrity.

The results confirm and build upon previous reported results from ex-vivo studies done with human skin specimens (conducted by Genoskin) and in a plaque psoriasis in vitro model with human skin tissue grown in a dish.

Dr. Tamar Ben-Yedidia, Scinai’s Chief Scientist, noted, “These positive results are very encouraging and mark a significant step forward in the development of a novel treatment for the underserved needs of the mild to moderate plaque psoriatic patients. To date, most of the innovation related to treatment of autoimmune diseases has focused on drugs aimed at the more severe cases of these diseases, leaving milder cases mostly with generic topical drugs and phototherapy treatments. The mild psoriatic patients account for more than 50% of the plaque psoriatic patients and while undertreated they are prone to painful skin lesions sometimes in locations that generate a considerable disease burden for them. Scinai’s vision is to provide a highly efficacious, specific, convenient and safe local biologic treatment of plaque psoriasis lesions.”

“I’d like to thank Prof. Amos Gilhar and his team for their collaboration and excellence,” continued Ben-Yedidia.

Scinai next intends to further fine tune dosing and drug half-life and conduct a longer duration follow on in-vivo animal study in late 2024, again, in collaboration with Prof. Gilhar of the Technion Israel Institute of Technology, complemented by a pre-clinical toxicology study before commencing a first-in-human clinical trial in late 2025.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services to early stage biotech drug development programs.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Website: www.scinai.com

Forward-Looking Statements

 This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the timing of pre-clinical and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that Scinai will not conduct a follow on in-vivo animal study in late 2024, complemented by a pre-clinical toxicology study, will not conduct an in-human clinical trial, or that such studies and trial will be delayed; that; the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; the risk that the Company will not execute a definitive agreement with the EIB providing for revised terms of the Finance Contract with EIB; the risk that execution of such a definitive agreement will not resolve the deficiency notice of Nasdaq with respect to the Company’s shareholders’ equity; the risk that the Company will otherwise be unable to regain compliance and remain compliant with the continued listing requirements of Nasdaq; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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